FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - Filing of 2017 Annual Report on Form 20-F	2

NOTA DE PRENSA
PRESS RELEASE

TELEFÓNICA: FILING OF 2017 ANNUAL REPORT ON FORM 20-F

Madrid, February 22, 2018.- Telefónica, S.A. has filed with the U.S. Securities and Exchange Commission its annual report on form 20-F for the year ended December 31, 2017. A copy of this report is available on the Company's website at the shareholders and investors’ section:

http://www.telefonica.com/en/web/shareholders-investors/financial_reports/20-f-sec-filing

Moreover, Telefónica's shareholders -and holders of Telefónica´s American Depositary Shares-may obtain, free of charge, a printed copy of the Company’s complete audited financial statements.

For a copy, requests should be addressed to:

Shareholders Office	Investor Relations Department
Ronda de la Comunicación, s/n	Ronda de la Comunicación, s/n
28050 Las Tablas Madrid	28050 Las Tablas Madrid
SPAIN	SPAIN

Toll free umber (calls within Spain):	Tel: +34 91 482 8700
900 111 004	Fax:+34 91 482 8600
Fax: +34 91 482 7987	Email: ir@telefonica.com
Email: accion.telefonica@telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 22, 2018	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors